MOVATIC LLC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 8,546	$ 7,684
Total current assets	8,546	7,684
TOTAL ASSETS	$ 8,546	$ 7,684
LIABILITIES AND MEMBERS' EQUITY		
Credit card payables	$ 740	$ (362)
Total current liabilities	740	(362)
Commitments and contingencies	-	-
Members' equity:		
100,000,000 units authorized and outstanding	-	-
Retained earnings	7,806	8,046
Total members' equity	7,806	8,046
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 8,546	$ 7,684